CURTIS, MALLET-PREVOST, COLT & MOSLE LLP
Attorneys and Counselors at Law
101 Park Avenue
New York, New York 10178-0061

Frankfurt Houston London Mexico City Milan	Muscat Paris Stamford Washington, D.C.	Telephone 212-696-6000 Facsimile 212-697-1559 E-Mail info@cm-p.com Internet www.cm-p.com
May 16, 2007
VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Mr. Jay Webb, Reviewing Accountant

Re:	Flextronics International Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2006 Filed May 31, 2006 Form 10-Q for the Fiscal Quarter Ended September 30, 2006 Form 8-K filed January 30, 2007 File No. 000-23354
Ladies and Gentlemen:
Further to telephone conversations with Mr. Jay Webb, Reviewing Accountant, and Mr. Kevin Kuhar, Staff Accountant, this confirms that, in the future, the Company will discontinue presenting non-GAAP measures in its Unaudited Selected Financial Data or Unaudited Consolidated Statements of Operations in earnings releases furnished pursuant to Item 2.02 of Form 8-K. For purposes of illustration, the Company will not include the “Non-GAAP” and “Required Adjustments” columns included in Schedules I and II of the Company’s April 26, 2007 press release furnished as part of the Company’s Form 8-K furnished on April 26, 2007. As set forth in the Company’s response letter dated April 19, 2007, the Company confirms that its Form 8-K reports which include earnings releases have not been incorporated by reference into any 1933 Act registration statement.
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP Attorneys and Counselors at Law

Mr. Jay Webb
U.S. Securities and Exchange Commission
May 16, 2007

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,
/S/ Jeffery N. Ostrager Jeffrey N. Ostrager

cc:	Kevin Kuhar, Staff Accountant
Thomas J. Smach, Flextronics International Ltd.
Chris Collier, Flextronics International Ltd.
John W. Kelm, Deloitte & Touche LLP